UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THERAPEUTICSMD, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88338N107

(CUSIP Number of Class of Securities)

Robert G. Finizio

Chief Executive Officer

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, Florida 33431

(561) 961-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

James C. D’Arecca Chief Financial Officer TherapeuticsMD, Inc. 951 Yamato Road, Suite 220 Boca Raton, Florida 33431 (561) 961-1900	Joshua M. Samek, Esq. DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, Florida (305) 423-8500

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$635,957	$69.38

1

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 4,910,000 shares of the issuer’s common stock, having an aggregate value of $635,957 as of August 20, 2021, calculated based on a Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 26, 2021 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

TherapeuticsMD, Inc., a Nevada corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 951 Yamato Road, Suite 220, Boca Raton, Florida 33431, and the telephone number of its principal executive offices is (561) 961-1900.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for an award of restricted stock units of the Company. The Company’s named executive officers, as disclosed in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 14, 2021, advisers, consultants, contractors, or present or past non-employee directors, will not be eligible to participate in this offer.

An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s 2009 Long Term Incentive Compensation Plan, as amended (the “2009 Plan”), its Amended and Restated 2012 Stock Incentive Plan (the “2012 Plan”) and its 2019 Stock Incentive Plan, as amended (the “2019 Plan” and together with the 2009 Plan and the 2012 Plan, the “Plans”), before August 26, 2019, 24 months before the commencement date of the Exchange Offer, and has a per share exercise price equal to or greater than $5.01. As of August 20, 2021, Eligible Options to purchase 4,910,000 shares of Common Stock were outstanding.

Pursuant to the Exchange Offer, in exchange for the tender and cancellation of Eligible Options, the Company will grant an award of restricted stock units (each, a “New RSU”) following the Expiration Time (as defined in the Exchange Offer) subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, the form of which is attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers” and the information set forth under Section 1 (“Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

TherapeuticsMD, Inc.

951 Yamato Road, Suite 220

Boca Raton, Florida 33431

The directors and executive officers of the Company are set forth below:

Executive Officers	Title
Robert G. Finizio	Chief Executive Officer & Director
Hugh O’Dowd	President
James C. D’Arecca	Chief Financial Officer
Marlan Walker	General Counsel
Ed Borkowski	Executive Vice President
Michael Donegan	Vice President Finance and Chief Accounting Officer

Directors
Tommy G. Thompson	Chairman of the Board of Directors
Paul M. Bisaro	Director
J. Martin Carroll	Director
Cooper C. Collins	Director
Karen L. Ling	Director
Jules A. Musing	Director
Gail K. Naughton, Ph.D.	Director
Angus C. Russell	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Employees; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning TherapeuticsMD; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(9) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The consideration used in the Exchange Offer will be New RSUs. The information set forth in Item 4(a) above, and the information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum, are incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning TherapeuticsMD; Financial Information”), including Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 26, 2021

(a)(1)(B)	Form of Announcement to Eligible Employees

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Email Confirming Receipt of Election Form

(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Employees Regarding the Expiration of the Exchange Offer

(a)(1)(H)	Form of Email to Eligible Employees Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of Email Notice Regarding Rejection of Options for Exchange

(a)(1)(J)	Form of Expiration Notice Email

(a)(1)(K)	Form of Welcome Email

(a)(1)(L)	Form of Email Notice Regarding Invalid Election Form

(a)(1)(M)	Form of New RSU Grant Notice and Agreement for New RSUs Granted under Offer to Exchange Program (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 21, 2019 (SEC File No. 333-232268)).

(d)(1)	TherapeuticsMD, Inc. 2019 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 21, 2019 (SEC File No. 333-232268)).

(d)(2)	First Amendment to the TherapeuticsMD, Inc. 2019 Stock Incentive Plan, (incorporated by reference to Appendix A to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the Commission on April 14, 2021 (SEC File No. 001-00100)).

(d)(3)	Form of Option Grant Agreement under the 2019 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on June 21, 2019 (SEC File No. 333-232268)).

(d)(4)	TherapeuticsMD, Inc. Amended and Restated 2012 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 15, 2013 (SEC File No. 333-191730)).

(d)(5)	Form of Option Grant Agreement under the TherapeuticsMD, Inc. Amended and Restated 2012 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 15, 2013 (SEC File No. 333-191730)).

(d)(6)	Form of Restricted Stock Unit Agreement under the TherapeuticsMD, Inc. Amended and Restated 2012 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 15, 2013 (SEC File No. 333-191730)).

(d)(7)	AMHN, Inc. 2009 Long Term Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 15, 2013 (SEC File No. 333-191730)).

(d)(8)	Form of Option Grant Agreement under the AMHN, Inc. 2009 Long Term Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 15, 2013 (SEC File No. 333-191730)).

(d)(9)	Form of Restricted Stock Unit Agreement under the AMHN, Inc. 2009 Long Term Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed with the Commission on October 15, 2013 (SEC File No. 333-191730)).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERAPEUTICSMD, INC.

By:	/s/ James C. D’Arecca
James C. D’Arecca
Chief Financial Officer

Dated: August 26, 2021